Exhibit 21.1

MANHATTAN ASSOCIATES, INC. SUBSIDIARIES

Subsidiaries	Place of Incorporation

Manhattan Associates Limited	United Kingdom

Manhattan Associates Europe B.V.	Netherland

Manhattan Associates France SARL	France

Manhattan Associates GmbH	Germany

Manhattan Associates KK	Japan

Manhattan Associates Software (Shanghai), Co. Ltd.	China

Manhattan Associates Pty Ltd.	Australia

Manhattan Associates Software Pte Ltd.	Singapore

Manhattan Associates (India) Development Centre Private Limited	India

Manhattan Associates, S. de R.L. de CV	Mexico

Manhattan Associates Services, S. de R.L. de CV	Mexico

Manhattan Associates Supply Chain Software, LLC	Georgia, USA

Manhattan Associates Chile SpA	Chile